SEC File No. 82-34725

Agricore United

Agricore United Insures Cash Flows from Adverse Weather

May 12, 2006 (Winnipeg) - Agricore United announced today it has extended its current integrated risk financing program which will expire October 31, 2006. The new program will cover many of its traditionally insured risks and provide protection against significant declines in grain volume as a result of drought or other related weather events. The three year program will take effect November 1, 2006.

The new multi-year program will include a total of $75 million of grain handling volume coverage over three years. "Because the new program integrates the grain volume protection with traditional insurance coverage, we pay the cost of insuring the portfolio rather than insuring each risk area on a stand alone basis – thus reducing cost," said David Carefoot, Chief Financial Officer.

The new integrated program will replace cash flows of the company if weather causes shipments to decline below a specified level. For example, for the crop year ending July 31, 2007, the coverage would take effect if industry shipments fell below about 27 million tonnes, with a downside limit of about 19 million tonnes – a level experienced in 2003, following one of the three worst droughts in the last 90 years.

Developed with Willis Canada, the new program will be underwritten by a member of the Swiss Re Group, a long-term risk partner of Agricore United. The new program is similar to one initially developed in 1999 for one of Agricore United's predecessor companies, and which, at the time, was a first in providing grain handling volume insurance within a policy that included coverage for a major business risk as well as traditional property and casualty risks.

"As with prior programs, this new vehicle is intended to lower the annual long term cost of risk while at the same time reducing cash flow volatility," added Carefoot.

Agricore United is one of Canada's leading agri-business with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada. Agricore United leverages its technology, facilities, services and logistics expertise to connect prairie-based agricultural customers to domestic and international end-use customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol AU.LV.

For more information, contact:
David Carefoot
Chief Financial Officer
(204) 944-5651
dcarefoot@agricoreunited.com

Agricore United

SALE OF AGRICORE UNITED VANCOUVER TERMINAL PROCEEDS

May 15, 2006 (Winnipeg) – Agricore United announced today that Grant Thornton LLP of Vancouver, British Columbia, has been appointed Trustee to divest the former United Grain Growers Limited grain terminal in Vancouver, British Columbia (the "Vancouver Terminal"), in accordance with the terms of a consent agreement between Agricore United and the Commissioner of Competition dated October 17, 2002 (the "Consent Agreement").

On August 12, 2005, Agricore United filed an application with the Competition Tribunal seeking an order pursuant to section 106 of the Competition Act rescinding the Consent Agreement, which was entered into in connection with the merger of United Grain Growers Limited and Agricore Cooperative Ltd. to form Agricore United and which required the Company to divest the Vancouver Terminal. Agricore United brought the application following changes in the circumstances that led to the making of the Consent Agreement, which the Company believed, among other things, rendered the Consent Agreement unnecessary and ineffective in achieving its intended purpose.

Agricore United recently advised the Tribunal that it had learned that certain industry participants no longer supported a prior arrangement that was being advanced by the Company as part of an industry solution in connection with the section 106 application. As a result, the Company has withdrawn the application and supported the matter being referred to the Trustee to determine whether the Trustee can divest the Vancouver Terminal in a manner that meets the objectives of the Consent Agreement. The Trustee is expected to commence its process immediately.

The Company does not expect either this process or any potential disposition of the terminal to have a material impact on its ability to handle its grain originations in the Port of Vancouver.

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba, and extensive operations and distribution capabilities across western Canada. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect prairie-based agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU.LV".

For more information, contact:

Chris Martin
General Counsel and
Vice-President Corporate Affairs
(204) 944-2213
cmartin@agricoreunited.com